MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

October 23, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

DRILLING COMMENCES ON MIRANDA GOLD’S RED HILL PROJECT

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that its joint venture earn-in partner Barrick Gold Exploration Inc. (“Barrick”) has commenced reverse-circulation drilling at the Red Hill project, located in the Cortez Trend, Eureka County, Nevada. The drill program will consist of approximately 10,000 ft of drilling (~3,000m) and expenditures of approximately US$500,000 and, as outlined in a news release dated July 16, 2007, it will focus on step-out drilling and testing a new target area.

In 2006 drilling by Barrick intersected mineralization hosted in lower-plate carbonate rocks in hole BRH-013. Those drill results are shown in the following table:

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Hole          Interval    Length      Grade    Length      Grade

Number             (ft)      (ft)  (oz Au/t)       (m)   (g Au/t)

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BRH-013      1920-2000        80      0.146      24.4      5.015

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 includes    1920-1965        45      0.238      13.7      8.153

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Mineralization in BRH-013 is associated with high levels of arsenic, antimony, mercury and thallium and the presence of altered igneous dikes.  These features indicate that a Carlin-style gold system is present at Red Hill.

The step-out drilling to BHR-013 will test the margins of a west northwest-striking CSAMT geophysical resistor, a feature that focused the placement of BRH-013.  In addition, a recently completed gravity survey has identified a northeast-trending embayment that suggests possible crosscutting faults intersecting that CSAMT resistor.  Two of the five planned holes will test these geophysical features while off-setting BRH-013.

The remaining three drill holes will test a pediment-covered target on the east side of the property.  This target comprises the extension of strong decalcification, silicification and antimony mineralization that is exposed in an east-west striking fault zone known as the Long Fault.   Gravity data has identified a structural feature in the sub-surface that is being targeted with this drilling.

Barrick’s drilling at Red Hill is part of a larger program near BRH-013 that includes drilling on third-party lands adjoining to the west.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., White Bear Resources Inc., and Piedmont Mining Company Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.